Exhibit 1.01

Loan Agreement

This Loan Agreement (this “Agreement”) is entered into on February 24, 2010 and made effective as of December 31, 2009 by and between CDC Software Corporation, a corporation organized and existing under the laws of the Cayman Islands (“CDC Software”) and CDC Corporation, a corporation organized and existing under the laws of the Cayman Islands (“CDC”).

WHEREAS, as of December 31, 2009, CDC has accumulated an aggregate of Thirty- Four Million, One Hundred Sixty-Six Thousand, One Hundred Seventy-Eight Dollars ($$34,166,178) in inter-company liabilities owed to CDC Software (the “Inter-Company Balance”); and

WHEREAS, each of CDC Software and CDC wishes to document the terms and conditions of repayment relating to the Loan (as hereinafter defined) by entering into this Agreement.

NOW, THEREFORE, in consideration of the mutual provisions and agreement herein made and intending to be legally bound hereby, the parties hereto agree as follows:

1. Principal. The Inter-Company Balance may increase or decrease from time to time, as mutually agreed by the parties and in accordance with: (a) the terms and conditions, and the application thereof, of this Agreement and that certain Services Agreement dated as of August 5, 2009 by and between CDC Software and CDC; (b) the application of U.S. GAAP by each of CDC Software and CDC; (c) the application of internal accounting policies and procedures of each of CDC Software and CDC; (d) any payments permitted pursuant to the terms hereof; and (e) such other factors or considerations as may be agreed between the management or board of directors of each of CDC Software and CDC. The Inter-Company Balance as so increased or decreased during the term hereof shall be referred to herein as the “Loan”.

2. Interest. The Loan shall bear interest on the outstanding principal amount thereof from the effective date hereof until payment in full at the higher of either: (a) four (4%) percent per annum; or (b) the LIBOR Rate (as defined below) plus two and a half percent (2.5%), per annum (the “Base Rate”).

Interest shall be calculated: (a) on the basis of a 365-day year for the actual number of days elapsed; and (b) monthly, on the balance of the Loan outstanding on the last day of each month during the term hereof. Any interest that is due but unpaid shall be accrued to the outstanding principal of the Loan. The Inter-Company Balance includes interest accrued at the Base Rate from the date of consummation of CDC Software’s initial public offering in August 2009, to December 31, 2009.

Upon the occurrence and during the continuance of an Event of Default pursuant to Section 6 below, all amounts hereunder shall bear interest at the Base Rate plus five percent (5%), per annum.

“LIBOR Rate” means the rate of interest per annum published by the Wall Street Journal from time to time as the “LIBOR Rate” in effect in the United States of America. For the purposes of this Agreement, each change in the LIBOR Rate shall be effective from and including the date in which such change is publicly announced as being effective.

3. Repayment of Loan. Unless otherwise extended or amended prior to such date by agreement of the parties, the outstanding principal amount of the Loan together with accrued interest thereon shall be due and payable by CDC on February 24, 2015 (the “Maturity Date”). The Maturity Date may be extended for additional one (1) year periods by the mutual written agreement of the parties. CDC may pre-

pay any or all of the outstanding principal amount of the Loan and any accrued but unpaid interest at any time, in its sole discretion and without penalty in cash or other assets as mutually agreed between the parties.

4. Place of Repayment. All the amounts payable hereunder shall be payable at the offices of CDC Software Corporation, 2002 Summit Boulevard, Suite 700, Atlanta, GA 30319, unless another place of payment shall be specified in writing by CDC Software.

5. Application of Payment. Payment on this Loan shall be applied first to accrued interest, if any, and thereafter for the outstanding principal balance hereof.

6. Default. Each of the following events shall be an “Event of Default” hereunder:

(a) CDC fails to pay timely: (i) any of the principal amount due under the Loan on the date the same becomes due and payable; or (ii) any accrued interest or other amounts due under this Loan in the date the same becomes due and payable;

(b) CDC files any petition or action for relief under any bankruptcy, reorganisation, insolvency or moratorium law or any other law the relief of, relating to the debtors, now or hereafter in effect, or makers any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing: or

(c) An involuntary petition is filed against CDC under any bankruptcy statute now or hereafter in effect, or custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of CDC, and any such petition is not dismissed within ninety (90) days.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of CDC Software, and in the case of an Event of Default pursuant to (b) or (c) above, automatically, be immediately due, payable and collectible by CDC Software pursuant to applicable law.

8. Amendments. No amendments or waiver of any provisions of this Agreement shall in any event be effective unless the same is in writing and signed by each party hereto.

9. Notices. All notices, consents, waivers, directions other communications shall be delivered to such address as the parties may from time to time provide the other in writing.

10. Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

11. Assignment; Binding Effect. This Agreement and all rights, interests or obligations hereunder may be assigned by any party hereto with the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

12. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby: (a) such provision will be fully severable; (b)

the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (c) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

13. Exercise of Rights. A party may exercise a right, power or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by a party does not prevent a further exercise of that or of any other right, power or remedy. Failure by a party to exercise or delay in exercising a right, power or remedy does not prevent its exercise. The rights, powers and remedies provided in this Agreement are cumulative with and not exclusive of the rights, powers or remedies provided by law independently of this Agreement.

14. Further Assurances. Each party agrees, at its own expense, on the request of any other party, to do everything reasonably necessary to give effect to this Agreement and the transactions contemplated by it (including, without limitation, the execution of documents) and to use all reasonable endeavours to cause relevant third parties to do likewise.

15. Entire Agreement. This Agreement contains the entire agreement and understanding of the parties in connection with the subject matter thereof, and supersedes and extinguishes all previous agreements between the parties relating to subject matter thereof.

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Facsimile signatures shall be treated as originals.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of laws principles thereof.

18. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought against any of the parties in the courts of the State of New York and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto, and shall be effective as of the date first above written.

CDC SOFTWARE CORPORATION

By:	/s/ Matthew S. Lavelle
Name:	Matthew S. Lavelle
Title:	Chief Financial Officer

CDC CORPORATION

By:	/s/ Peter Yip
Name:	Peter Yip
Title:	CEO